

March 1, 2012

Via E-Mail
James Sammon
Chief Executive Officer
Greenwind NRG Inc.
69 Saphire, The Grange
Stilorgan, Co.
Dublin, Ireland

> **Re:** **Greenwind NRG Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 16, 2012**
> **File No. 333-178741**

Dear Mr. Sammon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. We note that the comment numbers in your response letter dated February 15, 2012 differ from the numbers in our January 19, 2012 letter to you; the references to prior comments below reflect the numbers in our January 19, 2012 letter.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please note that prior comment 1 sought a specific date that the offering will end as required by Regulation S-K Item 501(b)(8). Also, the disclosure must appear on the one-page prospectus cover required by Regulation S-K Item 501(b), not the Form S-1 facing page. Please revise your filing accordingly.

2. Please provide us a copy of your prospectus in the form that you intend to provide it to investors. The copy you provide should demonstrate that you included the disclosure mentioned in prior comment 3 on your one-page prospectus cover.

Commence Operations, page 5

3.   Exhibit 10.1 appears merely to be a contract to sell you three kits. If so, and you do not have any other supply contracts, please revise your disclosure throughout your prospectus, including here and on page 22, to say so clearly and to remove any implication that you have an on-going agreement with the supplier. Also, revise the liquidity discussion in your Management Discussion and Analysis to address your obligations under this contract, when you must make the payments due under the contract, and the sources of capital for the payments.

By taking play in the offering your position will be diluted, page 8

4.   Please expand the disclosure added in response to the third bullet point of prior comment 9 to quantify the dollar amount of dilution per share that investors in this offering will incur.

If we sell only 50% of the shares in this offering, page 10

5.   We are unable to agree with the last sentence of your response to prior comment 9. Article I Section 6 of exhibit 3.2 appears to create risks regarding potential minority shareholder control regardless of the issues mentioned in this risk factor, including after the current large shareholders sell their shares. Therefore, please add a separate risk factor to address the risks regarding the potential minority shareholder control that could result from the two-person quorum mentioned in Article I Section 6 of exhibit 3.2.

Our security holders may face significant restrictions, page 11

6.   Refer to your disclosure added in response to prior comment 11 that you do not know whether your securities will be registered or exempt from state laws. With a view toward disclosure, please tell us how you intend to offer and sell shares in this offering without determining the applicability of state laws. If your statement on page 17 that you are selling shares outside the United States means that you are not offering or selling any shares in the United States, please say so clearly and describe the purpose for this registration statement.

7.   We note your response to prior comment 11. Please clarify the role on this offering of the broker-dealers who agree to serve as "market-makers for [y]our common stock" mentioned in this risk factor. Please ensure that you clearly identify any parties that are underwriters as defined in the Securities Act of 1933.

<u>Dilution of the price you pay for your shares, page 14</u>

8.   Please refer to prior comment 13. We note your response to our comment, but do not agree that your current assets or net tangible assets are $13,480. Net tangible assets is the difference between your tangible assets of $19,302 and your liabilities of $8,615, which equals $10,687. Please revise the filing and your calculation of dilution as appropriate. In this regard, we also continue to request you provide support and the calculation for the potential gain to existing stockholders of $33,300.

9.   We also note that you did not address the third sentence of prior comment 13 and reissue this portion of the comment. We note that the percentage of ownership after the offering if 50% of shares sold on page 16 is not mathematically accurate. Please revise accordingly.

<u>Plan of Distribution; Terms of the Offering, page 16</u>

10.   Please address the second sentence of prior comment 12 that asked you to tell us why you believe your officers can rely on Rule 3a4-1 given Rule 3a4-1(a)(2) and the officer loan that is now mentioned on page 34.

11.   We note your response to prior comment 15 that subscribers will have rights as shareholders when the board approves the issuance of the shares. Please reconcile that statement with exhibit 5.1 which implies that the board has approved the issuance of the shares. Also, if the board has discretion for an indefinite time period to delay the issuance of shares while investors have provided you the consideration for the shares, please say so directly and add appropriate risk factors.

<u>General Overhead, page 22</u>

12.   We note your response to prior comment 18. Please clarify the phrase "variable cost savings." We note your explanation of the phrase at bottom of page 5 of your letter dated February 15, 2012. Also, provide us copies of the materials that support your statement in the penultimate paragraph on page 24 regarding mean wind speeds. Please mark the materials so that they are keyed to the disclosure.

<u>Business, page 23</u>

13.   We note your response to prior comment 17; however, your document continues to refer to supplements, including on pages 13, 20 and 24. Please revise your document as appropriate. Also, given that these issues remain after they were identified by our prior comment, it continues to be unclear what disclosure procedures you used that resulted in this inconsistent disclosure and why you do not believe that you should include a risk

factor to describe for investors the extent to which your procedures create a risk of you providing inaccurate information in the future; please advise.

14.   Please disclose the substance of the first sentence of your response 23 regarding the change in control. Ensure that your disclosure in response to this comment can be reconciled with your statement on page 27 that your officers held their positions since inception. Also, with regard to the last sentence of your response to prior comment 23, please tell us who served as your principal executive officer on November 1, 2010.

Market, page 24

15.   Please expand this section to address prior comment 19 that sought disclosure to clarify the significance of the disclosed wind speed of your proposed product. For example, will the disclosed wind speed generate sufficient power for a single-family home? Also, please disclose the substance of the first sentence of your response to prior comment 19.

Competition, page 24

16.   Given your response to prior comment 18 that a competitive price advantage is not something you can "provide support for," please tell us why this section continues to disclose that you will use pricing to be competitive and differentiate yourself.

Government Regulation, page 26

17.   We note your response to prior comment 22. Please tell us the purpose of the last sentence in this section. Are you attempting to incorporate disclosure by reference? If so, please tell us the authority that permits such incorporation by reference.

18.   Please disclose the significance of being "classified as exempted development."

Rule 144, Page 31

19.   Refer to your disclosure in response to prior comment 24. Rather than merely explaining the mechanics of Rule 144, please apply the Rule to your facts to disclose the date that your outstanding shares could be resold in reliance on Rule 144, reflecting the effect of Rule 144(i).

Non-Cumulative Voting, page 33

20.   Please tell us which provision of your Articles of Incorporation or bylaws contain the provision regarding 9,000,000 shares mentioned in the first sentence of this section. If the provision is not contained in those documents, please tell us why you believe the disclosure in that sentence is accurate.

Reports, page 33

21.   Please disclose when you intend to file an Exchange Act registration statement as
        provided in your response to prior comment 27. Given that your Exchange Act
        registration statement will not be effective by the time that this registration statement on
        Form S-1 is effective, please provide the risk factor disclosure mentioned in prior
        comment 27.

Report of Independent Registered Public Accounting Firm, page F-1

22.   We note your response to prior comment 30 that the language has been revised. However,
        while we note the changes made to the auditor's consent, we do not see similar changes
        in the auditor's report. Accordingly, we reissue this comment. To eliminate investor
        confusion, please have your auditor, Silberstein Ungar, PLLC, revise its opinion and its
        consent to specify the periods that were audited (i.e., the year ended October 31, 2011,
        and the periods from February 25, 2010 (inception) through October 31, 2010 and
        February 25, 2010 (inception) through October 31, 2011, respectively).

Exhibit 99.1

23.   We note that you filed a new exhibit in response to prior comment 34; however, it
        remains unclear why the representations, warranties and acknowledgements you are
        requiring investors to make are appropriate. Please tell us the purpose and effect of each
        representation, warranty and acknowledgement that you are requiring of investors. Also
        provide us your analysis of how each such representation, warranty and
        acknowledgement is consistent with Section 14 of the Securities Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Scott Doney, Esq.